082-03277

TESCO

SUPPL

RECEIVED
2010 MAR 15 P 4:1S

Embargoed until: 8am Friday 05 March 2010

TESCO PLC – AYLESFORD STORE VISIT

Today Tesco PLC will host a tour to the Aylesford store for investors and analysts.

Members of the senior management of Tesco PLC will describe aspects of the business in some detail, in presentations and a store tour.

No new material information will be disclosed in the visit.

Our next update to the market will be our Preliminary results, which will be released on 20 April 2010.

For further information:

Investor Relations: Mark George +44 1992 806 149

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